SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.  20549

     Rule 13e-3 Transaction Statement (Under Section 13(e) of the Securities
                                 Exchange Act of 1934

                                  (Amendment No. 3)

                                 BIRCH FINANCIAL, INC.
                                 ---------------------
                                 (Name of the Issuer)


                                 Birch Financial, Inc.
                         Golden Oak Cooperative Corporation
                   Landscape Contractors Insurance Services, Inc.
                   ----------------------------------------------
                         (Name of Person(s) Filing Statement)


                                  Common voting stock
                                  -------------------
                            (Title of Class of Securities)


                                      090669 10 2
                                      -----------
                        (CUSIP Number of Class of Securities)


       For Birch Financial, Inc. and Golden Oak Cooperative Corporation:


                                    Nelson L. Colvin
                         17029 Chatsworth Street, Suite 100
                          Granada Hills, California  91344
                               Telephone: 818-832-9664
                               -----------------------

    For Landscape Contractors Insurance Services, Inc.:

                                  Steve Hartman
                              1835 North Fine Avenue
                             Fresno, California 93727
                              Telephone: 559-650-3555
                              -----------------------
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices
           and Communications on Behalf of Persons Filing Statements)


     This statement is filed in connection with (check the appropriate box):

     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14C-1 through 240.14c-101) or Rule 13e-3(c) (Section 240.13e-3(c)) under the Securities Exchange Act of 1934 (the "Act").

     b. [ ] The filing of a registration statement under the Securities Act of 1933.

     c. [ ] A tender offer.

     d. [ ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                                Calculation of Filing Fee

     Transaction valuation                       Amount of filing fee
     ---------------------                       --------------------

      $333,461.61*                               $42.25

     * Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of 1,235,043 shares of common stock for $0.27 per share in cash in lieu of issuing fractional shares to holders of less than one share after the proposed reverse stock split.

     [ ] Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: N/A

     Form or Registration No.: N/A

     Filing Party: N/A

     Date Filed: N/A

                                   INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by Birch Financial, Inc., a Nevada corporation ("Birch" or the "Company"), the issuer of the class of securities that is the subject of a Rule 13e-3 transaction, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. The Board of Directors and Golden Oak Cooperative Corporation, a California corporation ("Golden Oak"), which is the holder of approximately 52% of the Company's issued and outstanding shares of common stock, have voted to approve and adopt a proposal to:

     (a) Effect a reverse split of the Company's common stock in the ratio of one-for-100,001; and

     (b) provide a cash payment of $0.27 per share for the currently outstanding common stock in lieu of the issuance of any resulting fractional shares of common stock to persons who would hold less than one whole share of common stock of record in any discrete account after the reverse stock split.

     Items (a) and (b) above constitute one proposal and are referred to herein as the "Reverse Stock Split." The Reverse Stock Split is upon the terms and subject to the conditions set forth in the Company's definitive information statement discussing the Reverse Stock Split in detail. The Reverse Stock Split requires an amendment to the Company's Articles of Incorporation, as amended. As further discussed in the definitive information statement, the Company's Board of Directors and Golden Oak have also voted to approve a merger by which LCIS Acquisition Corp., a Nevada corporation (the "Merger Subsidiary"), which is a wholly-owned subsidiary of Landscape Contractors Insurance Services, Inc., a California corporation ("LCIS"), will merge with and into the Company. Following the completion of this merger, the Company will become a wholly-owned subsidiary of LCIS.

     This Schedule 13E-3 shows the location in the definitive information statement that the Company filed with the Securities and Exchange Commission on January 24, 2006 (including all appendices thereto, the ("Information Statement") of the information required to be included in response to the items of this Schedule 13E-3. The information in the Information Statement is expressly incorporated by reference into this
Schedule 13E-3 in its entirety and responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Information Statement. Capitalized terms used but not defined in this
Schedule 13E-3 have the meanings given to them in the Information Statement.

     Item 1.  Summary Term Sheet.
              -------------------

     The information contained in the Information Statement under the caption "Summary Term Sheet" is incorporated into this Schedule 13E-3 by reference.

     Item 2.  Subject Company Information.
              ----------------------------

     (a) Name and address.
         -----------------

     The information contained on Page 1 of the Information Statement is incorporated into this Schedule 13E-3 by reference.

     (b) Securities.
         -----------

     The information contained in the Information Statement under the subheading "Voting Securities" of the caption "Voting Securities and Principal Holders Thereof" is incorporated into this Schedule 13E-3 by reference.

     (c) Trading Market and Price.
         -------------------------

     The information contained under the caption "Market Information" of the Information Statement is incorporated into this Schedule 13E-3 by reference.

     (d) Dividends.
         ----------

     The information contained in the Information Statement under the subheading "Dividends" of the caption "Market Information" is incorporated into this Schedule 13E-3 by reference.

     (e) Prior Public Offerings.
         -----------------------

     None; not applicable.

     (f) Prior Stock Purchases.
         ----------------------

     None; not applicable.

     Item 3.  Identity and Background of the Filing Person.
              ---------------------------------------------

     (a)-(c) Name and address; Business and Background of Entities; Business and Background of Natural Persons.
----------------------------------

     The information contained on Page 1 and under the subheading "Security Ownership of Principal Holders and Management" of the caption "Voting Securities and Principal Holders Thereof;" under the caption "Summary Term Sheet;" and under the caption "Identification of Directors and Executive Officers" of our Information Statement is incorporated into this Schedule 13E-3 by reference.

     (d) Tender Offer.
         -------------

     Not applicable.

     Item 4. Terms of the Transaction.
             -------------------------

     (a)-(f) Material Terms; Purchases; Different Terms; Appraisal Rights; Provisions for Unaffiliated Security Holders; Eligibility for Listing or Trading.
--------

     The information contained in the Information Statement under the subheadings "Reasons for the Reverse Stock Split" and "Material Federal Income Tax Consequences of the Reverse Stock Split" under the caption "Special Factors;" the subheadings "General," "Dissenters' Appraisal Rights with Respect to the Reverse Stock Split," and "Interest of Certain Persons in Matters to be Acted Upon" under the caption "Proposal 1. Amendment to the Company's Articles of Incorporation to Effect the Reverse Stock Split;" under the subheadings "General," "What Birch Stockholders Will Receive, "Background of and Reasons for the Merger," "Interests of the Directors, Executive Officers and Affiliates of Birch and LCIS in the Merger," "Material Federal Income Tax Consequences of the Merger," "Accounting Treatment of the Merger" and "Dissenters' Rights with Respect to the Merger" under the caption "Proposal 2. The Merger; and the caption "Vote Required for Approval of the Proposals" is incorporated into this Schedule 13E-3 by reference.

     Item 5.  Past Contacts, Transactions, Negotiations and Agreements.
              ---------------------------------------------------------

     (a) Transactions.
         -------------

     The information contained in the Information Statement under the caption "Transactions with Management and Others" is incorporated into this Schedule 13E-3 by reference.

     (b)-(c) Significant Corporate Events; Negotiations or Contacts.
             -------------------------------------------------------

     The information contained in the Information Statement under the subheading "Background of and Reasons for the Merger" under the caption "Proposal 2. The Merger" is incorporated in this Schedule 13E-3 by reference.

     (d) Conflicts of Interest.
         ----------------------

     Not applicable.

     (e) Agreements Involving the Subject Company's Securities.
         ------------------------------------------------------

     None; not applicable.

     Item 6.  Purposes of the Transaction and Plans or Proposals.
              ---------------------------------------------------

     (a) Purposes.
         ---------

     The information contained in the Information Statement under the subheading "Reasons for the Reverse Stock Split" of the caption "Special Factors," and under the subheading "Background of and Reasons for the Merger" of the caption "Proposal 2. The Merger" is incorporated in this Schedule 13E-3 by reference.

     (b) Use of Securities Acquired.
         ---------------------------

     The information contained in the Information Statement under the subheading "General" of the caption "Proposal 1. Amendment to the Company's Articles of Incorporation to Effect the Reverse Stock Split" is incorporated in this Schedule 13E-3 by reference.

     (c) Plans.
         ------

     The information contained in the Information Statement under the captions "Special Factors" and "Proposal 2. The Merger" is incorporated in this Schedule 13E-3 by reference.

     Item 7.  Purposes, Alternatives, Reasons and Effects.
              --------------------------------------------
     (a) Purposes.
         ---------

     The information contained in the Information Statement under the caption "Summary Term Sheet" and the subheading "Effects on the Company" under the caption "Special Factors" is incorporated in this Schedule 13E-3 by reference.

     (b) Alternatives.
         -------------

     The information contained in the Information Statement under the caption "Alternatives to the Reverse Stock Split" under the caption "Special Factors" is incorporated in this Schedule 13E-3 by reference.

     (c) Reasons.
         --------

     The information contained in the Information Statement under the caption "Summary Term Sheet" and under the subheading "Reasons for the Reverse Stock Split" under the caption "Special Factors" is incorporated in this
Schedule 13E-3 by reference.

     (d) Effects.
         --------

     The information contained in the Information Statement under the caption "Summary Term Sheet" and under the subheadings "Effects on Stockholders with Fewer than 100,001 Shares of Common Stock," "Effects on Stockholders with 100,001 or More Shares of Common Stock," "Effects on the Company," and "Material Federal Income Tax Consequences of the Reverse Stock Split" under the caption "Special Factors" is incorporated in this Schedule 13E-3 by reference.

     Item 8.  Fairness of the Transaction.
              ----------------------------

     (a)-(b) Fairness; Factors Considered in Determining Fairness.
             -----------------------------------------------------

     The information contained in the Information Statement under the subheading "Fairness of the Reverse Stock Split" under the caption "Special Factors" is incorporated in this Schedule 13E-3 by reference.

     (c) Approval of Security Holders.
         -----------------------------

     The information contained in the Information Statement under the captions "Introduction," "Summary Term Sheet" and "Vote Required for Approval of the Proposals" is incorporated in this Schedule 13E-3 by reference.

     (d) Unaffiliated Representative.
         ----------------------------

     The information contained in the Information Statement under the subheading "Advantages of the Reverse Stock Split" of the caption "Special Factors" is incorporated in this Schedule 13E-3 by reference.

     (e) Approval of Directors.
         ----------------------

     The information contained in the Information Statement under the captions "Introduction" and "Vote Required for Approval of the Proposals" and the subheading "General" of the caption "Proposal 1. Amendment to the Company's Articles of Incorporation to Effect the Reverse Stock Split" is incorporated in this Schedule 13E-3 by reference.

     (f) Other Offers.
         -------------

     None; not applicable.

     Item 9.  Reports, Opinions, Appraisals and Negotiations.
              -----------------------------------------------

     (a)-(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents.
------------------------------------------------

     The information contained in the Information Statement under the subheading "Advantages of the Reverse Stock Split" of the caption "Special Factors" is incorporated in this Schedule 13E-3 by reference.

     Item 10.  Source and Amounts of Funds or Other Consideration.
               ---------------------------------------------------

     (a) Source of Funds.
         ----------------

     The information contained in the Information Statement under the subheading "What is the total cost of the Reverse Stock Split to the Company?" under the heading "Questions and Answers Regarding the Proposal to Amend Our Articles of Incorporation to Effect the Reverse Stock Split" is incorporated in this Schedule 13E-3 by reference.

     (b) Conditions.
         -----------

     None; not applicable.

     (c) Expenses.
         ---------

     The information contained in the Information Statement under the caption "Summary Term Sheet" is incorporated in this Schedule 13E-3 by reference.

     (d) Borrowed Funds.
         ---------------

     The information contained in the Information Statement under the subheading "What is the total cost of the Reverse Stock Split to the Company?" under the heading "Questions and Answers Regarding the Proposal to Amend Our Articles of Incorporation to Effect the Reverse Stock Split" is incorporated in this Schedule 13E-3 by reference.

     Item 11.  Interest in Securities of the Subject Company.
               ----------------------------------------------

     (a) Securities Ownership.
         ---------------------

     The information contained in the Information Statement under the subheading "Security Ownership of Principal Owners and Management" of the caption "Voting Securities and Principal Holders Thereof" is incorporated in this Schedule 13E-3 by reference.

      (b) Securities Transactions.
          ------------------------

     On July 25, 2005, Jon R. Alsdorf purchased 22,400 shares of the Company's common stock in a private, non-market transaction with another stockholder, at a price of $0.20 per share.

     Item 12.  The Solicitation or Recommendation.
               -----------------------------------

     (d) Intent to Tender or Vote in a Going-Private Transaction.
         --------------------------------------------------------

     The information contained in the Information Statement under the heading "Vote Required for Approval of the Proposals" is incorporated in this Schedule 13E-3 by reference.


     Item 13.  Financial Statements.
               ---------------------

     The information contained in the Information Statement under the headings "Financial Information" and "Combined Consolidated Pro Forma Balance Sheet" under the caption "Proposal No. 1. Amendment to the Company's Articles of Incorporation to Effect the Reverse Stock Split" is incorporated in this
Schedule 13E-3 by reference.

     Item 14.  Persons/Assets, Retained, Employed, Compensated or Used.
               --------------------------------------------------------

     None; not applicable.

     Item 15.  Additional Information.
               -----------------------

     (b) The information contained in the Information Statement is incorporated into this Schedule 13E-3 by reference.

     Item 16.  Exhibits.
               ---------

     (a) Definitive Information Statement on Schedule 14C filed with the Securities and Exchange Commission on January 24, 2006, (incorporated into this Schedule 13E-3 by reference to the definitive Information Statement).

     (b) None; not applicable.

     (c) Summary Stock Valuation of Birch Financial, Inc.

     (d) None; not applicable.

     (f) The information contained in the definitive Information Statement under the subheading "Dissenters' Appraisal Rights with Respect to the Reverse Stock Split," under the caption "Proposal 1. Amendment to the Company's Articles of Incorporation to Effect the Reverse Stock Split;" and under the subheading "Dissenters' Rights with Respect to the Merger" under the caption "Proposal 2. The Merger; and the caption "Vote Required for Approval of the Proposals" (incorporated into this Schedule 13E-3 by reference to the definitive Information Statement).

     (g) None; not applicable.

                                 SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  Birch Financial, Inc., a Nevada corporation


     Date: 1/24/06                By /s/ Nelson L. Colvin
           --------                 ---------------------
                                    Nelson L. Colvin, President and Director

                                  Golden Oak Cooperative Corporation, a
                                     California corporation

     Date: 1/24/06                By /s/ Nelson L. Colvin
           --------                 ---------------------
                                    Nelson L. Colvin, President

                                  Landscape Contractors Insurance Services,
                                   Inc., a California corporation

     Date: 1/24/06                By /s/ Nelson L. Colvin
           --------                 ---------------------
                                    Nelson L. Colvin, Secretary